

Mail Stop 4628

September 4, 2015

Via E-mail
Ron Wainshal
Chief Executive Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re: Aircastle Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-32959**

Dear Mr. Wainshal:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

General

1.   You state on page 13 of the 10-K that your business exposes you to trade and economic sanctions imposed by the United States, and that violations of these sanctions or regulations may result in severe criminal or civil penalties and other consequences. In this regard, we note that you indicate on page 5 that you lease A330-200/300 aircraft, and on page 41 that you lease aircraft to Emirates airline. The Emirates.com website indicates that Emirates operates flights to and from Sudan on A330-200 aircraft. In addition, you state on page 21 that you have lessees in Africa, a region that includes Sudan.

As you know, Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, if any, since your letter to us dated April 13, 2012, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should

describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities it controls.

2.   Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance

cc: Christopher Beers
General Counsel
Aircastle Limited

cc: Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP